

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Limited Brands Inc. Debenture Backed
Series 2005-3
CUSIP NO. 80410Q207

Distribution Date March 1, 2012

US Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$25,000,000.00	$0.00	$25,000,000.00	7.00000%	30/360	875,000.00	$0.00	$875,000.00

Underlying Security LIMITED BRANDS INC 6.950% 3/01/33	
Payment Dates	March/September
Cusip	532716AK3
Current Principal Balance	$25,340,000.00
Annual Coupon Rate (Fixed)	6.95500%
Interest Payment Received	$880,565.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's		S & P	
80410Q207	Baa2	BBB	Ba2	-	BB-	2/8/2012
Underlying Security	Baa2	BBB	Ba2	3/7/2011	BB-	2/2/2012

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.